

June 17, 2011

<u>Via E-Mail</u>
Mr. John Ramsay
Chief Financial Officer
Syngenta AG
Schwarzwaldallee 215
4058 Basel, Switzerland

      Re: Syngenta AG
              Form 20-F
              Filed February 17, 2011
              File No. 001-15152

Dear Mr. Ramsay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2010</u>

<u>Item 5. Operating and Financial Review and Prospects
– Overview, page 30</u>

1. We note your disclosure that Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are in the areas of (i) impairment, (ii) adjustments to revenue and trade receivables, (iii) environmental provisions, (iv) defined benefit post-employment benefits, including pension asset ceiling, (v) deferred tax assets, (vi) uncertain tax positions, and (vii) foreign currency translation of intercompany funding. We further note that you refer to the discussion of these policies in Note 2 to the financial statements. Please revise Item 5 to include a discussion of your critical accounting estimates. This section should supplement your disclosure in the notes to the financial statements and should include:

- Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management's assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Note 2. Accounting Policies

- Changes in Accounting Policies, page F-10

2. We note your disclosure that you have changed from the corridor method of deferred recognition of actuarial gains and losses to recognizing these actuarial gains and losses in the periods in which they arose. We also note your disclosure that you believe the immediate recognition in OCI method presents Syngenta's post-employment defined benefit obligations in the consolidated balance sheet in a more understandable way than the corridor method because the amounts presented are closer to the underlying actuarial position to the post-employment plans. Please explain to us why you decided that this change was necessary in fiscal year 2010. As part of your response please tell us the nature of any changes in circumstances that occurred during 2010 or 2009 that resulted in the conclusion that this change was necessary. Also, please clearly explain to us why you believe that applying this new accounting policy results in reliable and more relevant information about the effects of transactions, other events or conditions on your financial position, financial performance or cash flows. See guidance in IAS 8.

–Critical Accounting Estimates
– Impairment Review, page F-22

3. We note your disclosure that the pre-tax discount rates used in your impairment analysis were 7% to 8.5% except for one CGU that has been discounted at 14.8%. Please explain to us why a discount rate of 14.8% was determined to be appropriate for one CGU. As part of your response, please indicate the nature of the CGU and any changes to the CGU during 2010 that resulted in a higher discount rate from the other CGUs and from previous periods.

Note 3. Acquisitions, page F-27

4. We note that on November 8, 2010 you acquired a 50% equity interest in Greenleaf, an entity that was previously accounted for as a joint venture with Pioneer. Please tell us how you accounted for the acquisition of this interest, including how you accounted for the joint venture prior to November 8, 2010 and why the acquisition of Pioneers 50% interest resulted in a gain. Also, in light of the fact that you disclose in Note 14 that Greenleaf Genetics LLC became a subsidiary on November 8, 2010, please tell us how you are accounting for your 50% interest in this entity subsequent to acquisition. If you

are consolidating the entity, please explain to us why you believe consolidation is appropriate.

Note 28. Financial Assets and Liabilities, page F-70

5. We note from table that discloses income, expense, gains and losses relating to financial instruments recognized in profit or loss, that during 2010 you had a $43 million reversal of impairment charges. Please explain to us the nature of the asset which had been impaired and tell us why you believe it was appropriate to reverse these impairment charges during 2010. Also, please identify the line item on the income statement where this amount is included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief